Cobham plc

Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.





Our ref: L/COB/88.2/19975

13th September 2006

06016922

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 8 September 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 11 September 2006.
3. Stock Exchange announcement dated 12 September 2006 relating to the announcement of the interim results for the half-year ended 30th June 2006.
4. Stock Exchange announcement dated 12 September 2006 relating to declaration of the preference share dividend.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

We take this opportunity to include an updated list identifying the public information Cobham plc is required to make public, file with Exchange or distribute to security holders.

Yours faithfully
for Cobham plc

PROCESSED

SEP 19 2006

J M Pope
Company Secretary/Solicitor

THOMSON
FINANCIAL

Registered Number 30470 England.
Registered Office Brook Road,
Wimborne, Dorset BH21 2BJ.

In accordance with subparagraph (b)(1)(ii) of Rule 12g3-2, below is a list of the information that Cobham plc (the Company), in any fiscal year, is required: (a) to make public pursuant to the laws of England and Wales; (b) to file with the UKLA or the LSE and is made public thereby; or (c) to distribute to the Company's security holders.

References to 'Regulatory Information Service' refer to the definition in the UKLA Listing Rules. This definition comprises any of the following company news services: Business Wire Regulatory Disclosure provided by Business Wire, FirstSight provided by Romeike, Announce provided by Hugin ASA, News Release Express provided by CCNMatthews UK Limited, PR Newswire Disclose provided by PRNewswire, and RNS provided by the LSE.

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
1.	Memorandum and Articles of Association	To the Registrar of Companies on incorporation.	Companies Act 1985
2.	Statutory declaration of compliance with the Companies Act 1985	To the Registrar of Companies on incorporation.	Companies Act 1985
3.	Amendments to Memorandum and Articles of Association	To the Registrar of Companies within 15 days of the amendment taking effect (along with a copy of the special resolution authorising the amendment).	Companies Act 1985
		Two copies to the FSA no later than when the Company sends the notice convening the meeting to decide on the amendment.	UKLA Listing Rules
4.	Register of Members, register of interests in shares and any report required by section 215(7) of the Companies Act 1985	Must be made available for public inspection at the Company's registered office.	Companies Act 1985
5.	Closure of the Register of Members of the Company	Advertised prior to closure of share register (not to exceed in the whole 30 days in a year)	Companies Act 1985

12 July 2006

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
6.	Directors' Report, Auditors' Report and Annual Accounts	To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within seven months of the Company's fiscal year end.	Companies Act 1985 and the Company's articles of association
		To the Registrar of Companies within seven months of the Company's fiscal year end.	Companies Act 1985
		To publish within six months of the Company's fiscal year-end.	UKLA Listing Rules
7.	Preliminary Announcement of Results for the Company's fiscal year-end and dividends	Notification to a Regulatory Information Service without delay after Board approval and (in the case of its preliminary statement of annual results) within 120 days of the end of the period to which the statement relates.	UKLA Listing Rules
8.	Half Yearly Report	To a Regulatory Information Service without delay after Board approval; must be published within 90 days of the end of the period to which it relates.	UKLA Listing Rules
		In addition, the half yearly report must be sent to all holders of its	UKLA Listing Rules

12 July 2006

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
		listed securities or inserted in a national newspaper.	
9.	Notices of general meetings with explanatory circulars and proxy forms	To shareholders and a Regulatory Information Service not less than 21 days before Annual General Meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other General Meetings; and not less than 28 days where a resolution to be voted on at the meeting requires special notice (e.g. removal of director).	Companies Act 1985, UKLA Listing Rules and the Company's articles of association
10.	Annual Return	To the Registrar of Companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous Annual Return.	Companies Act 1985
11.	All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985
12.	All resolutions passed by the Company other than resolutions concerning ordinary business at an Annual General Meeting	To a Regulatory Information Service and the FSA without delay after the meeting.	UKLA Listing Rules

12 July 2006

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
13. Notification of a resolution of the Company authorising an increase, consolidation, sub-division, conversion into stock, reconversion of stock into shares, redemption or cancellation of its shares	To the Registrar of Companies within 15 days in the case of an increase in share capital; within one month in all other cases.	Companies Act 1985
14. Resolution to reduce share capital and Court order and minutes relating thereto	Resolution to be filed with the Registrar of Companies within 15 days of resolution taking effect; Court order and minutes to be filed with the Registrar of Companies promptly after receipt from the Court.	Companies Act 1985
15. Notice of change among or in the particulars of directors or secretary	To the Registrar of Companies within 14 days of the date of occurrence.	Companies Act 1985
Notice of change among or in the particulars of directors or secretary or any important change in the role, functions or executive responsibilities of a director or the effective date of the change if the change is not with immediate effect	To a Regulatory Information Service without delay and no later than end of the business day following the decision or receipt of notice of change by the Company. Where the effective date of the board change is not yet known, to notify a Regulatory Information Service as soon as the effective date has been decided.	UKLA Listing Rules
16. Notification of relevant details of any new director of the Company, (including details of all directorships held by	To a Regulatory Information Service as soon as possible following the decision to appoint the director and in any event within	UKLA Listing Rules

12 July 2006

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
such director in any other publicly quoted company at any time in the previous five years (indicating whether he is still a director of that Company), any unspent convictions in relation to indictable offences, details of any bankruptcies or individual voluntary arrangements of such person, details of any receiverships or arrangement with its creditors generally where such person was a director was an executive director at the time of or within the 12 months preceding such events, details of any compulsory liquidations of any partnerships where such person was a partner at the time of or within the 12 months preceding such events, details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of or within the 12 months preceding such event, and details of any public criticisms of the director by statutory or regulatory authorities and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company) unless such details have already	five business days of the decision.	

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
been disclosed in listing particulars or other circular published by the Company		
17. Notification of change to the relevant details (i.e. those set out in 16 above) of any current director	To a Regulatory Information Service without delay.	UKLA Listing Rules
18. Notice of change of registered office	To the Registrar of Companies on occurrence.	Companies Act 1985
19. Change in the Company's name	To the Registrar of Companies within 15 days of the passing of the resolution.	Companies Act 1985
	To a Regulatory Information Service without delay.	UKLA Listing Rules
20. Resignation of auditors	To the Registrar of Companies within 14 days of receipt of the notice of resignation by the Company.	Companies Act 1985
21. Change to the relevant details of the sponsor (including resignation or dismissal of sponsor, the sponsor ceasing to satisfy the criteria for approval as a sponsor, the sponsor being convicted of any offence involving fraud, theft or other dishonesty, the sponsor being subject to public criticism or disciplinary action by the FSA or other relevant bodies)	To the FSA immediately.	UKLA Listing Rules
22. Notice of allotment of shares or securities	To the Registrar of Companies within one month after allotment.	Companies Act 1985

12 July 2006

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
23.	Registration of particulars of special rights attaching to shares where not otherwise registrable	To the Registrar of Companies within one month of relevant event.	Companies Act 1985
24.	Board resolution allotting securities or authorising the issue of securities to be admitted to trading on the LSE	To the LSE no later than 12.00 p.m. at least two business days prior to the day on which the Company is requesting the LSE to consider the application for admission to trading.	LSE Admission and Disclosure Standards
	If the resolution is not available, written confirmation from the Company that the securities have been allotted	To the LSE no later than 7.30 a.m. on the day that admission is expected to become effective.	
25.	Notice of change of location of share register	To the Registrar of Companies within 14 days of occurrence.	Companies Act 1985
	Notice of location (if not at registered office) or change of location of register of debenture holders	No time limit in relation to register of debenture holders.	
26.	Notification of change of accounting reference date and the new accounting reference date	To the Registrar of Companies prior to the expiration of the period in which the accounts for the current or proposed period must be filed.	Companies Act 1985, UKLA Listing Rules
		To a Regulatory Information Service without delay.	
27.	Directors' service contracts	Available for inspection at the registered office during normal business hours.	Companies Act 1985
		The terms and	New Combined Code

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	conditions of appointment of non-executive directors should be made available for inspection at the AGM (for 15 minutes prior to the meeting and during the meeting).	
28. Notification of certain charges over assets of the Company	To the Registrar of Companies within 21 days of creation of the charge or acquisition of property subject to a charge.	Companies Act 1985
29. Valuation report of any non-cash consideration received for shares	To the Registrar of Companies within one month of allotment.	Companies Act 1985
30. Ordinary Resolution approving terms of any agreement to transfer non cash asset to Company by subscriber within two years of formation and valuation report	To the Registrar of Companies within 15 days.	Companies Act 1985
31. Notice of interests of director or his spouse and children in the Company's securities	To any recognised investment exchange on which the Company's securities are listed.	Companies Act 1985
Generally, in addition to any specific requirements regarding notification otherwise contained in the UKLA Listing Rules, notice of any inside information which concerns the Company unless delaying disclosure is permitted under the Disclosure Rules.	To a Regulatory Information Service of all inside information in its possession as soon as possible. If the Company is faced with an unexpected and significant event, a short delay may be acceptable to clarify the situation; and a holding announcement should be made if the Company believes there is a danger of inside information leaking	Disclosure Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	before the facts and their impact can be confirmed.	
32. Inside information announced via a Regulatory Information Service must be available on the Company's internet site	By the close of the business day following the day of the RIS announcement and for the period of one year after publication.	Disclosure Rules
33. Insider list (list of those persons working for them, under a contract of employment or otherwise, who have access to insider information relating directly or indirectly to the Company, whether on a regular or occasional basis)	If the FSA requests, to provide an insider list to the FSA as soon as possible.	Disclosure Rules
34. Notification of any announcement of the timetable for any proposed action affecting the rights of existing holders of listed securities traded on the LSE (and any amendments to such timetable, including any amendment to the publication details of an announcement) except in respect of specialist securities. A dividend timetable prepared in accordance with the guidelines of the LSE and the Admission and Disclosure Standards need not be notified	To the LSE in advance of such action (no later than 9:00 a.m. on the day before the proposed announcement).	LSE Admission and Disclosure Standards
35. All circulars, notices, reports, announcements or other documents issued by the Company and required to be filed with the FSA	To a Regulatory Information Service at the same time as they are issued.	UKLA Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
36. Announcements of Board approval on dividends and the preliminary statement of the annual results	To a Regulatory Information Service without delay.	UKLA Listing Rules
37. Any proposed alteration to capital structure including new issues and the results of any new issue of listed securities	To a Regulatory Information Service without delay (except during marketing or underwriting).	UKLA Listing Rules
38. Notice if and when the Company becomes aware that the proportion of any class of listed equity shares in the hands of the public has fallen below 25% of the total issued share capital of that class or, where applicable, such lower percentage as the UKLA may have agreed	To the UKLA without delay.	UKLA Listing Rules
39. New issues of debt securities and any guarantee or security in respect thereof	To a Regulatory Information Service without delay.	UKLA Listing Rules
Any changes to the conversion rights attaching to convertible securities	To a Regulatory Information Service without delay.	UKLA Listing Rules
40. Any amendments of rights attaching to any class of listed securities or any shares into which listed securities are convertible	To a Regulatory Information Service without delay.	UKLA Listing Rules
41. Any redemption of listed securities	To a Regulatory Information Service without delay.	UKLA Listing Rules
42. Basis of allotment of	To a Regulatory	UKLA Listing Rules

12 July 2006

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	listed securities offered to public for cash and of open offers to shareholders	Information Service without delay.	
43.	Any extensions of time granted for the currency of temporary documents of title	To a Regulatory Information Service without delay	UKLA Listing Rules
44.	The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a Regulatory Information Service without delay.	UKLA Listing Rules
45.	The results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity	To a Regulatory Information Service as soon as result is known (except during underwriting where the Company may delay up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses).	UKLA Listing Rules
46.	Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a Regulatory Information Service without delay as soon as possible after terms agreed.	UKLA Listing Rules
47.	Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing rules	To shareholders and the UKLA at time of the issue and final copies to the London Stock Exchange at the time of the issue.	UKLA Listing Rules
48.	Listing particulars and prospectuses in respect of admission of securities to the Official List of a Regulatory Information Service	To the Registrar of Companies and the FSA prior to or on publication.	Financial Services and Markets Act 2000 Prospectus Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	To the London Stock Exchange by no later than 12:00 p.m. at least two business days prior to the date on which the Company is requesting the London Stock Exchange to consider the application for admission to trading.	LSE Admission and Disclosure Standards
49. Application for admission to trading on LSE (Form 1) signed by a duly authorised officer of the Company	To the London Stock Exchange by no later than 12.00 p.m. at least two business days prior to the day on which the Company is requesting that the London Stock Exchange consider the application for admission to trading.	LSE Admission and Disclosure Standards
50. Details of the issue price and principal terms of any rights issue and, if any rights not taken up are sold, details of the sale, including the date and price per share	To a Regulatory Information Service without delay.	UKLA Listing Rules
51. Notification of information disclosed in accordance with the Companies Act 1985, sections 198-208 (by a person who obtains, increases or decreases an interest in the Company's shares which amounts to (with certain exceptions) 3% of the issued share capital or more), and section 212 (by a person interested in the Company's shares including particulars of a current interest and any interest held in the	To a Regulatory Information Service without delay and no later than the end of the business day following receipt by the Company of the information.	UKLA Listing Rules

12 July 2006

	Event requiring public filing or disclosure preceding three years)	Period for filing or disclosure	Authority
52.	Notification of a director's interests in the shares and debentures of the Company disclosed in accordance with section 324 and section 328 of the Companies Act 1985	To a Regulatory Information Service by the end of the business day following receipt by the Company of the information.	Disclosure Rules
53.	Notification of information received from persons discharging managerial responsibilities and their connected persons of the occurrence of transactions conducted on their own account in the shares of the Company, or derivatives or any other financial instruments relating to those shares	To a Regulatory Information Service without delay and no later than the end of the business day after receipt of the information by the Company	Disclosure Rules
54.	Proposal by the Board for the Company to be authorised to purchase its own shares	To a Regulatory Information Service without delay.	UKLA Listing Rules
55.	Purchase of own listed equity securities by or on behalf of the Company	To a Regulatory Information Service as soon as possible and no later than 7:30 a.m. on business day following calendar day of transaction.	UKLA Listing Rules
56.	Notification of the decision of the Company to purchase its listed securities (other than equity securities) or preference shares unless the purchases will consist of individual transactions in accordance with the	To a Regulatory Information Service.	UKLA Listing Rules

12 July 2006

	Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	terms of the issue of the securities		
57.	Purchase by or on behalf of the Company of other listed securities (other than equity shares) or preference shares when 10% of their initial nominal value is reached	To a Regulatory Information Service as soon as possible and no later than 7:30 a.m. on business day following calendar day when limit reached.	UKLA Listing Rules
58.	Information relating to any request to a recognised investment exchange (as such term is defined in the UK Financial Services and Markets Act 2000) to admit or re-admit any of its listed securities to trading, or to cancel or suspend trading of its listed securities or where it is informed by a recognised investment exchange that trading of any of its listed securities will be cancelled or suspended	To the FSA without delay.	UKLA Listing Rules
59.	Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a Regulatory Information Service within the period specified under the Code.	UKLA Listing Rules
60.	Winding up/liquidation	To the Registrar of Companies various forms and resolutions at different times.	Insolvency Act 1986
61.	Intent to delist the Company's securities	To the LSE at least 20 business days before the date trading is intended to be discontinued.	LSE Admission and Disclosure Standards
		To a Regulatory Information Service at the same time as the circular is despatched to	UKLA Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	the relevant security holders.	
62. Statement that a Company no longer wishes to seek a suspension or cancellation of listing (where the Company has previously published a statement or a circular that it intends to suspend or cancel listing)	To a Regulatory Information Service without delay.	UKLA Listing Rules
63. Allotment of shares to the Company as part of a capitalisation issue (by virtue of the Company holding treasury shares)	To a Regulatory Information Service by 7.30 a.m. on the business day following the calendar day on which the allotment occurred.	UKLA Listing Rules
64. Any sale for cash, transfer for the purposes of or pursuant to an employees share scheme or cancellation of treasury shares by the Company	To a Regulatory Information Service by 7:30 a.m. on the business day following the calendar day on which the sale, transfer or cancellation occurred.	UKLA Listing Rules
65. Disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with the prospectus directive regulations.	As soon as possible to a Regulatory Information Service.	UKLA Listing Rules
66. Disapplication of existing shareholder's pre-emption rights	Resolution filed with Registrar within 15 days. Resolution must also set out the director's reasons for the recommendation, plus the amount to be paid under any allotment.	Companies Act 1985

**Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 8th September 2006**

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1.   **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1   It was reported that the participants listed on the share-save closure schedules dated 6th September 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £20,748.95) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2   It was resolved that a total of 21,674 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 9th August 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3   It was further resolved that the secretary be instructed:

1.3.1   to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2   to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3   to retain a record of closure details relating to this transaction.

2.   There being no further business the meeting closed.

....
Chairman

Schedule 1 to
General Purposes Committee Minute dated 6th September 2006

Closure report dated 6th September 2006
Originator: Yorkshire Building Society

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226751761	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	2460	2056.56	04100
5175469764	SULLY, GR MR	7 ORMESBY DRIVE SO53 1SH	3270	3070.53	04100
5175482464	BAKER, CR MR	37 LODGE DRIVE SO45 4LX	3270	3070.53	04100
8870132165	BAKER, CR MR	37 LODGE DRIVE SO45 4LX	940	1011.44	04100
5175394164	CRAGO, TA MR	THE CEDARS SP4 8HG	1480	1389.72	04100
5777290566	CRAGO, TA MR	THE CEDARS SP4 8HG	322	399.28	04100
1410684762	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1180	991.20	04100
5175398464	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1000	939.00	04100
4830099563	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1240	953.56	04100
5777201866	HUGHES, RW MR	5 FOUR POOLS ROAD WR11 1EE	1612	1998.88	04100
8870126765	MYLES, PS MR	21 TANNERS FIELD SP4 7SE	1010	1086.76	04100
5175454964	MYLES, PS MR	21 TANNERS FIELD SP4 7SE	1650	1549.35	04100
5175474364	SINGLETON, DP MR	14 SILVERDALE CRESCENT SP6 3JZ	650	610.35	04100
5175502264	SLARK, GR MR	34 WAIN-A-LONG ROAD SP1 1LW	650	610.35	04100
8870140265	CRAGO, TA MR	THE CEDARS SP4 8HG	940	1011.44	04100

No of Shares : 21674   20748.95

Module Name : SAV0033B

Actioned by : root

Report Date/Time : 06-SEP-2006 at 09:27



SECRETARIAT

*Please complete in typescript,
or in bold black capitals*
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 0 8	Month 0 9	Year 2 0 0 6	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,			
Number allotted	21,674			
Nominal value of each share	£ 0.025			
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up				

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING **Address** UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊	Class of shares allotted Ordinary 2.5p, £,	Number allotted 21,674
Name **Address** UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊	Class of shares allotted	Number allotted
Name **Address** UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊	Class of shares allotted	Number allotted
Name **Address** UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊	Class of shares allotted	Number allotted
Name **Address** UK Postcode ⌊ ⌊ ⌊ ⌊ ⌊ ⌊ ⌊	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ JMPOPE _____ Date 11/9/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
	DORSET, BH21 2BJ
	Tel 01202 882020
	DX number DX exchange

Schedule 1 to
General Purposes Committee Minute dated 6th September 2006

Closure report dated 6th September 2006
Originator: Yorkshire Building Society

Account No.	Name	Address Line 1	Shares Ex.	Share Amount	Batch No
1226751761	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	2460	2056.56	04100
5175469764	SULLY, GR MR	7 ORMESBY DRIVE SO53 1SH	3270	3070.53	04100
5175482464	BAKER, CR MR	37 LODGE DRIVE SO45 4LX	3270	3070.53	04100
8870132165	BAKER, CR MR	37 LODGE DRIVE SO45 4LX	940	1011.44	04100
5175394164	CRAGO, TA MR	THE CEDARS SP4 8HG	1480	1389.72	04100
5777290566	CRAGO, TA MR	THE CEDARS SP4 8HG	322	399.28	04100
1410684762	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1180	991.20	04100
5175398464	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1000	939.00	04100
4830099563	MCGOWAN, GJT MR	8 VERNON CLOSE SP4 7QP	1240	953.56	04100
5777201866	HUGHES, RW MR	5 FOUR POOLS ROAD WR11 1EE	1612	1998.88	04100
8870126765	MYLES, PS MR	21 TANNERS FIELD SP4 7SE	1010	1086.76	04100
5175454964	MYLES, PS MR	21 TANNERS FIELD SP4 7SE	1650	1549.35	04100
5175474364	SINGLETON, DP MR	14 SILVERDALE CRESCENT SP6 3JZ	650	610.35	04100
5175502264	SLARK, GR MR	34 WAIN-A-LONG ROAD SP1 1LW	650	610.35	04100
8870140265	CRAGO, TA MR	THE CEDARS SP4 8HG	940	1011.44	04100

No of Shares   21674   20748.95

Module Name   :   SAV0033B

Actioned by   :   root

Report Date/Time   :   06-SEP-2006 at 09:27




RECEIVED

2006 SEP 10 P 2 51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Brook Road, Wimborne,
Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2006

Cobham plc, the aerospace and defence company, today announces first half results:

	2005	2006	Change
Orders received	£697.4m	£865.5m	+24%
Total revenue[1]	£516.3m	£517.2m	+0.2%
Underlying[2] trading margin	14.5%	16.0%	+1.5pts
Underlying[2] earnings per share	4.44p	4.97p	+12%
Basic earnings per share	3.41p	6.87p	
Operating cash conversion[3]	77.7%	71.1%	
Interim dividend	1.01p	1.11p	+10%

Results reflect progress made in implementing the Group's strategy
- Strong organic growth
- Disposal of four non core businesses allowing focus on faster growing markets
- 21% growth in revenue and 19% trading profit growth in technology divisions
- 1.5 point increase in Group margin due to portfolio reshaping and operational efficiencies
- Double-digit growth in order intake gives order book of £1.7bn
- Robust balance sheet to fund acquisitions

Gordon Page, CBE, Chairman, commented,
"We have delivered a strong financial performance reflecting the continued progress made implementing the Group's strategy. An increasing proportion of the business is now in faster growing market sectors and we have the balance sheet strength to exploit the growth opportunities they offer. We remain confident about the Group's growth prospects and the results for the full year."

ENQUIRIES
Cobham plc   Telephone: +44 (0) 1202 882020
Allan Cook, *Chief Executive*   +44 (0) 207 067 0700 (on the day)
Warren Tucker, *Group Financial Director*
Julian Wais, *Director of Investor Relations*

Weber Shandwick Square Mile   +44 (0) 207 067 0700
Susan Ellis, Kirsty Raper

Notes:
An extract of the Interim Report is attached. A presentation of the results will be available as a webcast by 4.30pm on 12 September, and the published Interim Report as a download file on 27 September, at www.cobham.com.

12 September 2006

The following notes apply throughout these statements.

Results to 30 June 2005 and 30 June 2006 are unaudited. H1 2005 results have been restated to reflect the prior year adjustment reported in the 2005 Annual Report and the reclassification of the Fluid and Air group as discontinued operations (see note 1 to the Interim Report)

1.   Continuing operations for 2005 exclude the results of Cobham Fluid Systems products division, Countermeasures operations and Fluid and Air group, all of which are reported as discontinued. Most of these operations were sold in the second half of 2005, with the exception of Wallop Defence Systems Ltd, part of the Countermeasures operations, which was sold in March 2006. For 2006, therefore, continuing operations exclude the results of Wallop Defence Systems only.

2.   In order to assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of marking to market of foreign exchange derivatives not realised in the period. All underlying measures include the operational results of both continuing and discontinued businesses up to the point of sale, but exclude exceptional profits or losses arising on disposals actually completed in the period. None exist in the current period or comparatives, but any impairments of goodwill would also be excluded from underlying measures.

3.   Operating cash flow is defined as cash generated from operations, adjusted for cash flows from the purchase or disposal of assets. Operating cash conversion is defined as operating cash flow as a percentage of trading profit, excluding profit from joint ventures.



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INTRODUCTION

Cobham has again made progress in the first half of 2006 achieving double-digit growth in orders received, trading profit, underlying earnings and dividend. Strong performances were achieved in the Antennas, Defence Electronic Systems, Life Support and Flight Operations and Services divisions. Group margin increased by 1.5 points due to portfolio reshaping and operational efficiencies, with an increasing proportion of the business now in faster growing market sectors.

The Group order book stands at £1.7bn (2005:£1.5bn), reflecting success in winning new land, sea and air orders including Cobham's largest contract to date, worth AUS$1bn over 12 years, for the Coastwatch border-control programme in Australia.

RESULTS

Total revenue for the first half of 2006, at £517.2m (2005: £516.3m) remained at a similar level to that for the first half of 2005, with over 20% growth in the technology divisions offset by disposals. Growth in Cobham Defence Electronic Systems related to US military requirements has offset the anticipated short term dip in deliveries for Cobham Air Refuelling and Auxiliary Mission Equipment, following strong years in 2004 and 2005. Trading profit increased by 10.6% to £82.6m (2005: £74.7m) reflecting a combination of the re-shaping of the Group's portfolio, revenue growth and delivery of operational efficiencies.

Underlying profit before tax increased by 12.7% to £78.9m (2005: £70.0m). Underlying earnings per share increased 11.9% to 4.97p (2005: 4.44p). Basic earnings per share grew by 101.5% to 6.87p (2005:3.41p) mainly due to exceptional profits on disposals and gains on the revaluation of unrealised currency hedge assets.

In the first half of 2006, Cobham invested £23.9m (2004: £19.8m), equivalent to 5.9% (2004: 5.9%) of technology division revenues in R&D, in line with the strategic plan to accelerate growth across its businesses. Additionally, there was £16.1m of externally funded R&D revenue, raising the total R&D expenditure to more than 9%.

Disposals of Wallop Defence Systems, Precision Antennas, Atlas Composites and Slingsby Aviation raised cash proceeds of £51.5m and generated a total profit on disposal of £15.0m. In the period, four acquisitions at a total consideration of £26.9m were made: domo Limited, a leading provider of digital wireless video surveillance technology, Aerodata Flight Inspection GmbH in Germany; and the outstanding minority interests in Flight Precision Limited in the UK and Wavecall Communications Inc in the USA. The Group announced the disposal of Dräger in July for a consideration of €64m.



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Total revenue comprises the following:

£m	Half Year to 30.6.05	Half Year to 30.6.06	Year to 31.12.05
Revenue from continuing operations	443.4	513.6	970.3
Revenue from discontinued operations (Fluid & Air and Wallop Defence Systems)	72.9	3.6	120.1
Total revenue	516.3	**517.2**	1,090.4

Trading profit is calculated as follows:

£m	Half Year to 30.6.05	Half Year to 30.6.06	Year to 31.12.05
Result before joint ventures and associates	53.3	91.1	133.9
Share of post-tax results of joint ventures and associates	1.6	1.7	3.1
Operating profit from continuing operations	54.9	92.8	137.0
Profit on disposal of undertakings	-	(1.9)	-
(Gain)/loss on revaluation of currency instruments	13.7	(10.7)	16.1
Amortisation of intangible assets arising on acquisition	2.7	1.6	16.9
Trading profit from continuing operations	71.3	81.8	170.0
Trading profit from discontinued operations	3.4	0.8	7.7
Trading profit (underlying operating profit)	74.7	**82.6**	177.7

The underlying profit before taxation is calculated as follows:

£m	Half Year to 30.6.05	Half Year to 30.6.06	Year to 31.12.05
Profit on continuing operations before taxation	50.2	89.0	126.0
Profit on disposal of undertakings	-	(1.9)	-
(Gain)/loss on revaluation of currency instruments	13.7	(10.7)	16.1
Amortisation of intangible assets arising on acquisition	2.7	1.6	16.9
Underlying profit before taxation from continuing operations	66.6	78.0	159.0
Underlying profit before taxation from discontinued operations	3.4	0.9	8.0
Underlying profit before taxation	70.0	**78.9**	167.0

The profit after taxation used in the calculation of underlying EPS is as follows:

£m	Half Year to 30.6.05	Half Year to 30.6.06	Year to 31.12.05
Profit after taxation attributable to equity shareholders	38.2	77.4	97.6
Profit on disposal of continuing & discontinued undertakings (after tax)	-	(15.0)	(1.3)
(Gain)/loss on revaluation of currency instruments (after tax)	9.6	(7.5)	11.2
Amortisation of intangible assets arising on acquisition (after tax)	1.9	1.1	11.1
Underlying profit after taxation	49.7	**56.0**	118.6
Underlying earnings per ordinary share (pence)	4.44	**4.97**	10.58

The effective tax rate on underlying profit before taxation was 28.8% (2005: 28.4%). Cash generated from operations, at £73.7m (2005: £75.2m), was 2.0% lower, reflecting growth in working capital particularly in companies disposed of, prior to their sale. There has also been an increase in tax paid due to the elimination of tax losses in France and the disposal of FR HiTEMP. Net debt decreased from £168.3m at



News Release

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the end of 2005 to £84.9m as at 30 June 2006, primarily reflecting receipts from disposal activity and cash generated from operations.

An interim dividend of 1.11p, representing a 10% increase on the comparable period last year, has been approved by the Board and will be paid on 13 December 2006 to all shareholders on the register as at 17 November 2006.

STRATEGY
The Board is pleased with the implementation of the Strategic Plan announced last September. The portfolio reshaping has removed a number of underperforming businesses from the Group, enhancing profitability and growth prospects. The focus and streamlining has permitted the Group to concentrate resources on its core technologies and bring the best of Cobham to our customers.

Progress in aligning the divisions and operating them as a united group has been excellent. The five technology divisions have established clear identities and management structures that allow them to participate in cross-Cobham initiatives. This includes technology capability audits and the development of technology roadmaps, strategic marketing (especially in the Middle East and Asia) and key initiatives around working capital improvements and lean manufacturing. A number of projects are in progress to evaluate further site and business integration opportunities, with integration already underway in Cobham Life Support in the USA, Cobham Antennas in Marlow, and the consolidation of the three retained composite companies.

The objective of significantly increasing investment in R&D remains a key focus, with funding in the period increasing to the initial target level of 6%. The Group remains confident that, over the three year transformation period previously communicated, operational improvements will allow Cobham to generate savings sufficient to increase this rate to 7%. This will enable the technology divisions to exploit fully the considerable growth that their end markets offer.

OPERATING REVIEW
Cobham now has five technology based divisions and one focused on the provision of services.

Cobham Air Refuelling & Auxiliary Mission Equipment

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	52.5	41.2	(21.5)%
Trading profit	9.9	3.8	(61.6)%

The financial performance in the first half reflects the anticipated dip in business prior to new programmes progressively coming on stream in 2008, following strong performances in 2004 and 2005. The Division continues to secure all major refuelling contracts and focus on investment in new technology, with UAV to UAV refuelling development continuing as part of the UK's ASTRAEA programme.

Further orders worth £14m were received for equipment to be fitted to the South African and Malaysia tanker versions of the A400M, with deliveries scheduled to commence in 2010.

Auxiliary mission equipment sales continue to grow, with an initial US$11m Lot 2 contract received for the Division's pneumatic weapons carriage release assembly, prior to full rate production. The Boeing Small Diameter Bomb is the initial weapon to be integrated onto the carriage. Following R&D investment into a new generation Multi Mission Launcher for NATO countries, the Division received its first order for equipment to be fitted to the Hungarian Air Force's Gripen aircraft.



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Progress has been made across the Division implementing lean manufacturing improvements to reduce waste. In some areas of auxiliary mission equipment production there has been a 75% reduction in indirect labour used and a 50% reduction in the distance parts travel during production.

The recent announcement that 72 Eurofighter Typhoon aircraft will be supplied to Saudi Arabia is excellent news for the Division, which supplies a range of auxiliary mission equipment for the platform.

Cobham Antennas

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	75.9	92.0	21.2%
Trading profit	16.6	20.0	20.5%

Strong double-digit improvements in orders, revenue and trading profit. This reflects the growing demand for mobile communication systems for land, sea and airborne applications, particularly broadband satellite, and the positive impact of Cobham's lean manufacturing improvement programme. It is particularly pleasing that margin performance has been broadly constant despite currency headwind.

Deliveries of the Division's innovative interference cancellation system (mINCAN) to the US Coast Guard for marine vessels were completed. Further mINCAN orders were won for the US Light Armoured Vehicle Command and Control (LAV-C2) reflecting the growing need for secure multiple communication systems to operate in close proximity, with limited space on mobile platforms.

Preparations continue for integrating five locations into one new modern facility in Marlow, UK, organised around lean principles for engineering and operations to improve efficiency. The expected benefits are encouraging. For the highest volume electronic assembly produced in Marlow, a reduction in travel of 21km per assembly is projected throughout the production process with a 90% reduction in lead time. The integration of five composites to two has completed.

Cobham Avionics and Surveillance

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	100.2	100.8	0.6%
Trading profit	13.8	13.4	(2.9)%

Good growth in the covert tracking Law Enforcement and National Security (LENS) market continues, which will be enhanced through the acquisition of domo Limited completed in June. This growth has been offset by operational challenges in a small number of recently acquired French businesses.

Cobham's Electronic Flight Instrument System (EFIS) which is OEM fitted on the new Bell 417, continues to demonstrate strong technical and schedule performance with the first operational tests of the aircraft. As a consequence, the Division has received an initial order for US$10m in September. In the period, Cobham acquired the exclusive rights to complementary HeliSAS product technology which will provide stability augmentation for helicopter autopilots and reduce pilot workload.

As well as qualifying products for the A380 and A400M, the Division is benefiting from the upturn in the commercial market through its audio management technology. The helicopter market also remains robust with the Division's radios fitted to the recently selected UH-145 Light Utility Helicopter in the USA.



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Cobham Defence Electronic Systems

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	49.2	100.7	104.7%
Trading profit	10.6	23.3	119.8%

Top and bottom line growth reflects the full inclusion of REMEC, and continued strong organic growth across all products resulting from ongoing investment in leading edge technologies and US military communication requirements.

The demand for better network centric communications for in and out of theatre operations has been particularly robust for tactical and strategic army communications. A multi-year contract worth up to US$49m was won for portable VHF antennas for the US Army. Sales of the digital Vehicle Intercom System (VIS) remain strong, including an agreement to supply the Ministry of Defence Army in Saudi Arabia. Across the division, positions on US land, air and marine defence programmes continue to improve with good aftermarket prospects. A new VIS manufacturing facility was set up in the US to meet US Army demand.

As part of the Division's operational improvement programme, companies in the Rotating Systems centre of excellence were consolidated under a single management structure. Across the Division more than 40 new R&D programmes were started in the period, with companies benefiting from increased collaboration under a single Standard Security Arrangement (SSA).

Cobham Life Support

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	60.1	73.0	21.5%
Trading profit	10.5	12.7	21.0%

Strong double-digit growth in orders, revenue and trading profit, reflect the full impact of the acquisition of H Koch & Sons (Koch) and continued organic growth. Sales of aviation oxygen and missile components were consistent with the performance achieved in 2005.

Further orders were won for restraints to be fitted to the US Army's Tank-automotive and Armament Command (TACOM) fleet of High Mobility Multipurpose Wheeled Vehicles (HMMWV), and the Air Warrior personal cooling system. The US Army is interested in expanding use of the personal cooling system to ground vehicles.

An additional order was received for Cobham's fuel tank On Board Inert Gas Generating System (OBIGGS) for the Boeing C-17 Globemaster III Airlifter, and agreements for production and aftermarket support of the B787 OBIGGS were implemented.

As part of the Division's operational improvement programme, Koch in California is being integrated with Conax in Florida and its production line transferred to Florida in the first half of 2007. A business lean focus continues to be applied to products across the Division and in one area stock turns have increased from five to 16.



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Cobham Flight Operations and Services

£m	Half Year to 30.6.05	Half Year to 30.6.06	Change
Revenue	99.1	96.4	(2.7)%
Trading profit	8.7	9.6	10.3%

Cobham Flight Operations and Services' orders received grew by 225%. First half revenue was down only marginally, despite the loss of 'pass through' lease revenues as Qantas now provide their own aircraft for Cobham to operate. Trading profit increased by 10%, partially due to lower bid costs and reduction in 'pass through' revenues.

In Australia, the twelve year AUS$1bn Australian Coastwatch contract was signed for Cobham to provide key elements of a border patrol service to the Australian government, starting in January 2008, and an AUS$80m extension to an air freight contract agreed. More than US$250k of Cobham equipment will be on each of the ten Coastwatch Dash-8 aircraft.

A £7.5m contract extension was received by the FB Heliservices (FBH) joint venture to provide helicopters and support to the British Army Training Support Unit Belize (BATSUB) and the Government of Belize. FBH operates and supports more than 60 helicopters in seven countries.

In the UK, a DC-10 aircraft was converted to a tanker role in partnership with the Cobham Air Refuelling and Auxiliary Mission Equipment Division. The conversion was completed to a very competitive timescale and refreshed the skill base of the work force in preparation for the conversion of aircraft under the Future Strategic Tanker Aircraft (FSTA) programme.

As part of the Division's operational improvements programme, the business in Australia has been unified under a single management structure and new, integrated financial and engineering systems are being progressively introduced.

OUTLOOK

Good first half results have been achieved, with the second half expected to be stronger in line with previous years. The strong performance in Cobham Defence Electronic Systems and anticipated dip in Cobham Air Refuelling and Auxiliary Mission Equipment is expected to continue in the short term. Excellent progress has been made on implementation of the strategy, with the proportion of the business in faster growing technologies and markets increased. Group margin rose by 1.5 points due to portfolio reshaping and the operating performance improvement programme.

In line with the strategy, Cobham will continue to allocate resources to areas of competitive advantage, whilst pursuing cost and collaboration efficiencies, and is on target to increase R&D by 25%. The Group will seek further acquisitions that enhance leadership positions across the high technology growth segments of the aerospace and defence markets and continue to keep the portfolio under review. Cobham will not hesitate to dispose of companies whose performance or expectations do not meet the Group's criteria.

The Board remains confident about the Group's organic and acquisition growth prospects and looks forward to continued progress for the remainder of 2006.

Consolidated income statement (unaudited)
For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Continuing operations				
Revenue	3	513.6	443.4	970.3
Cost of sales		(354.3)	(312.9)	(682.2)
Gross profit		159.3	130.5	288.1
Selling and distribution costs		(29.5)	(26.2)	(54.7)
Administrative expenses		(51.3)	(37.3)	(83.4)
Share of post-tax results of joint ventures and associates		1.7	1.6	3.1
Profit on disposal of undertakings	12	1.9	-	-
		82.1	68.6	153.1
Comprising:				
Trading profit from continuing operations	3	81.8	71.3	170.0
Profit on disposal of undertakings	12	1.9	-	-
Amortisation of intangible assets arising on acquisition		(1.6)	(2.7)	(16.9)
		82.1	68.6	153.1
Gain/(loss) on revaluation of currency instruments	9	10.7	(13.7)	(16.1)
Operating profit	3	92.8	54.9	137.0
Finance income	4	20.6	15.3	31.6
Finance expense	4	(24.4)	(20.0)	(42.6)
Profit on continuing operations before taxation		89.0	50.2	126.0
Tax on continuing operations	6	(25.3)	(13.9)	(35.3)
Profit on continuing operations after taxation		63.7	36.3	90.7
Discontinued operations				
Profit after taxation from discontinued operations	11	13.9	2.4	7.4
Profit after taxation for the period		77.6	38.7	98.1
Profit attributable to equity shareholders	5	77.4	38.2	97.6
Profit attributable to minority interests		0.2	0.5	0.5
Profit after taxation for the period		77.6	38.7	98.1
Earnings per ordinary share	5			
-Basic		6.87p	3.41p	8.71p
-Fully diluted		6.80p	3.39p	8.66p
Dividends				
-Proposed per share (not accrued)		1.11p	1.01p	2.40p
-Proposed per share (accrued)		2.40p	2.18p	-
-Paid per share		-	-	3.19p
-Proposed £ million (not accrued)		12.5	11.3	27.0
-Proposed £ million (accrued)		27.1	24.5	-
-Paid £ million		-	-	35.8

Consolidated balance sheet (unaudited)
As at 30 June 2006

£m	Note	As at 30.6.06	Restated as at 30.6.05	As at 31.12.05
Assets				
Non-current assets				
Intangible assets		527.4	589.8	528.1
Property, plant and equipment	7	193.2	227.1	202.8
Investment properties		4.0	4.1	4.0
Investments in joint ventures and associates		13.3	15.0	14.7
Trade and other receivables		10.0	8.3	8.5
Derivative financial instruments	9	10.9	4.6	4.5
Deferred taxation assets		6.4	3.8	6.8
		765.2	852.7	769.4
Current assets				
Inventories		179.9	207.3	167.2
Trade and other receivables		199.1	224.0	208.5
Corporation tax		1.9	1.5	2.1
Derivative financial instruments	9	7.4	1.0	1.7
Cash and cash equivalents		279.2	98.8	251.8
Assets classified as held for sale		-	28.9	18.1
		667.5	561.5	649.4
Liabilities				
Current liabilities				
Borrowings		(237.8)	(265.0)	(276.9)
Trade and other payables		(212.2)	(219.7)	(174.2)
Derivative financial instruments	9	(1.4)	(0.4)	(3.5)
Corporation tax		(44.9)	(52.5)	(48.1)
Provisions		(41.3)	(25.4)	(42.7)
Liabilities classified as held for sale		-	(14.8)	(14.2)
		(537.6)	(577.8)	(559.6)
Non-current liabilities				
Borrowings		(126.3)	(156.8)	(151.6)
Trade and other payables		(5.8)	(4.7)	(7.8)
Derivative financial instruments	9	(6.7)	(1.7)	(2.0)
Deferred taxation liabilities		(14.2)	(35.5)	(8.8)
Provisions		(36.5)	(10.8)	(20.9)
Retirement benefit obligation		(72.7)	(69.2)	(81.0)
		(262.2)	(278.7)	(272.1)
Net assets		632.9	557.7	587.1
Capital and reserves				
Called up share capital		28.2	28.0	28.1
Share premium account		92.5	87.5	87.5
Translation reserve		(10.6)	3.1	13.0
Other reserves		13.8	1.8	11.3
Retained earnings		508.9	435.5	445.7
Total shareholders' equity		632.8	555.9	585.6
Minority interest in equity		0.1	1.8	1.5
Total equity		632.9	557.7	587.1
Net debt		(84.9)	(319.8)	(168.3)
Gearing		13.4%	57.3%	28.7%

9

Consolidated cash flow statement (unaudited)
For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Cash flows from operating activities				
Cash generated from operations	2	73.7	75.2	210.3
Corporation taxes paid		(25.4)	(11.2)	(39.2)
Interest paid		(13.8)	(8.7)	(23.6)
Interest received		9.1	5.1	11.9
Net cash from operating activities		43.6	60.4	159.4
Net cash from / (used in) investing activities	2	9.7	(196.1)	(101.9)
Cash flows from financing activities				
Issue of share capital	2	5.1	5.0	6.1
Dividends paid		-	-	(35.8)
Dividends paid to minority interests		-	(0.8)	(0.3)
(Decrease)/increase in borrowings		(27.6)	163.9	136.1
Repayment of obligations under finance leases		-	(11.8)	(12.8)
Net cash (used in) / from financing activities		(22.5)	156.3	93.3
Net increase in cash and cash equivalents		30.8	20.6	150.8
Cash and cash equivalents at start of period		246.6	101.4	101.4
Initial application of IAS 21, 32 and 39		-	(7.6)	(7.6)
Cash and cash equivalents at start of period as restated		246.6	93.8	93.8
Exchange movements		(2.9)	(12.3)	2.0
Cash and cash equivalents at end of period		274.5	102.1	246.6

Cash and cash equivalents above are shown net of bank overdrafts of £4.7m (31.12.2005: £13.5m; 30.06.2005: £nil). These are classified as borrowings in the balance

Statement of recognised income and expense (unaudited)
For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Profit after taxation for the period		77.6	38.7	98.1
Net translation differences on investments in overseas subsidiaries		(7.6)	(3.8)	3.2
Actuarial loss on pensions		-	-	(46.5)
Movement on deferred tax relating to actuarial loss on pensions		-	-	14.0
Fair value gain/ (loss) on cash flow hedge	9	3.1	(2.1)	1.7
Movement on deferred tax relating to cash flow hedge		(0.8)	0.6	(0.5)
Net expenses recognised directly in equity		(5.3)	(5.3)	(28.1)

sheet.

Cash and cash equivalents include £ nil (31.12.2005: £8.3m; 30.6.2005: £3.3m) cash held in assets held for resale.

Total income and expense for the period		72.3	33.4	70.0
Initial application of IAS 21, 32 and 39		-	7.3	7.3
Total recognised income for the period		72.3	40.7	77.3
Attributable to:				
Equity holders of the parent		72.1	40.2	76.8
Minority interest		0.2	0.5	0.5
		72.3	40.7	77.3

Notes to the Interim Report (unaudited)
For the half year ended 30 June 2006

1. Basis of preparation

These unaudited consolidated interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. These comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the statement of recognised income and expense and the related notes ("the interim financial statements").

The accounting policies remain as published in the financial statements for the year ended 31 December 2005 and are expected to be applied for the year ended 31 December 2006, in accordance with International Financial Reporting Standards (IFRS), as adopted in the EU, and International Financial Reporting Interpretation Council (IFRIC) interpretations issued and effective at the time of their preparation.

There has been no change to these accounting policies as a result of new standards, amendments and interpretations to existing standards that have been published and which are mandatory from 1 January 2006. The Group has chosen not to early adopt IAS 34 "Interim Financial Statements" in the preparation of these interim financial statements.

These interim financial statements have been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of certain current assets, financial assets and financial liabilities held for trading and derivative contracts, which are held at fair value.

The June 2005 comparative figures have been restated to reflect the prior year adjustment recorded in the 2005 Annual Report relating to the acquisition of National Jet Systems Pty Ltd in 2000, with the effect that provisions at 1 January 2005 have been increased by £9.0m, a deferred tax asset of £2.7m has been recognised and opening reserves adjusted by a net £6.3m. The effect on profit after tax for the six months to 30 June 2005 is an increase of £0.3m. There have also been some minor adjustments and reclassifications to the previously unaudited IFRS transition statements.

The June 2005 comparative figures have also been restated to disclose the Fluid and Air group of companies as discontinued operations. This presentation is consistent with that in the 2005 Annual Report and Accounts, following their disposal on 17 November 2005. Note 11 provides further information regarding the quantification of this restatement.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

These interim financial statements and the comparative figures for the year ended 31 December 2005 do not constitute full accounts within the meaning of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

This report is being sent to shareholders and will be available to members of the public at Cobham plc's, "the Company's" registered office at Brook Road, Wimborne, Dorset, BH21 2BJ, UK and on the Company's website www.cobham.com.

2. Notes to the consolidated cash flow statement

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Cash flows from operating activities				
Profit after taxation for the period		77.6	38.7	98.1
Adjustments for:				
Tax	6	25.4	14.9	40.8
Finance income	4	(20.7)	(15.3)	(31.9)
Finance expense	4	24.4	20.0	42.6
Profit on disposal of undertakings	12	(15.0)	-	(5.6)
(Gain)/loss on revaluation of currency instruments	9	(10.7)	13.7	16.1
Share of post tax profits from joint ventures and associates		(1.7)	(1.6)	(3.1)
Depreciation		18.5	22.9	44.5
Amortisation of intangible fixed assets		1.9	4.3	18.2
Profit on sale of property, plant and equipment		(2.2)	-	(2.1)
Pension contributions in excess of pension expenditure		(0.6)	(2.7)	(3.4)
Share based payments		1.6	1.4	2.7
Operating cash flows before movements in working capital and provisions		98.5	96.3	216.9
(Decrease) / increase in provisions		(4.6)	2.7	12.6
Increase in working capital		(20.2)	(23.8)	(19.2)
Movements in working capital and provisions		(24.8)	(21.1)	(6.6)
Cash generated from operations		73.7	75.2	210.3
Cash flows from investing activities				
Dividends received from joint venture		3.0	0.7	1.2
Proceeds on disposal of property, plant and equipment	7	13.2	0.4	6.4
Purchase of property, plant and equipment		(29.1)	(17.2)	(38.9)
Purchase of intangible fixed assets		(0.2)	-	(4.0)
Capitalised expenditure on development costs		(0.1)	(1.6)	(1.7)
Acquisition of subsidiaries net of cash acquired	10	(12.3)	(178.4)	(189.0)
Acquisition of minority interests		(4.2)	-	-
Payment of deferred consideration		(3.0)	-	(2.3)
Disposal of undertakings		48.8	-	149.4
Investment in joint ventures and associates		-	-	1.0
Special pension contribution		(6.4)	-	(24.0)
Net cash from / (used in) investing activities		9.7	(196.1)	(101.9)

Reconciliation of net cash flow to movement in net debt

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Increase in cash and cash equivalents in the period	30.8	20.6	150.8
Decrease / (increase) in debt and lease financing	27.6	(153.0)	(127.2)
Exchange movements	25.0	(15.3)	(19.8)
Movement in net debt in the period	83.4	(147.7)	3.8
Net debt at beginning of period	(168.3)	(163.9)	(163.9)
Initial application of IAS 21, 32 and 39	-	(8.2)	(8.2)
Net debt at beginning of period as restated	(168.3)	(172.1)	(172.1)
Net debt at end of period	(84.9)	(319.8)	(168.3)

Net debt includes £ nil (31.12.2005: £8.2m; 30.6.2005: £3.2m) net cash held in assets held for resale. During the half year to 30 June 2006 the Group drew down debt of £8.8m and repaid debt of £36.4m. During the half year to 30 June 2006 the Company issued 6,052,680 shares on the exercise of share options.

3. Segmental analysis by business

The segmental analysis is based on the new divisional structure effective from 1 January 2006, comprising six operating divisions and one non-operating division which includes Head Office and other activities.
The comparative figures for 30 June 2005 and 31 December 2005 have been restated in accordance with this new divisional structure.

The principal activities of the Cobham divisions are:

Air Refuelling & Auxiliary Mission Equipment	Air refuelling equipment and pneumatic weapons carriage release systems
Antennas	Antenna components and sub-systems
Avionics & Surveillance	Electronic products for airborne, marine and land applications
Defence Electronic Systems	Air, ground and ship board antenna sub-systems, positioners, radomes and high-power microwave components
Life Support	Aviation oxygen, pneumatic technology for fin actuation in missiles and cryostatic cooling products
Flight Operations & Services	Operation and maintenance of aircraft in aerospace and defence markets

£m	Air Refuelling & Auxiliary Mission Equipment	Antennas	Avionics & Surveillance	Defence Electronic Systems	Life Support	Flight Operations & Services	Other Activities	Total
Revenue								
Half year to 30.6.06								
Revenue	41.2	92.0	100.8	100.7	73.0	96.4	17.5	
Inter-segmental revenue	(1.1)	(2.4)	(2.8)	(1.6)	-	(0.1)	-	
Third party revenue – continuing operations	40.1	89.6	98.0	99.1	73.0	96.3	17.5	513.6
Third party revenue – discontinued operations	-	-	-	-	-	-	3.6	3.6
Total third party revenue	40.1	89.6	98.0	99.1	73.0	96.3	21.1	517.2
Half year to 30.6.05 (restated)								
Revenue	52.5	75.9	100.2	49.2	60.1	99.1	15.2	
Inter-segmented revenue	(1.7)	(3.2)	(2.8)	(0.3)	(0.8)	-	-	
Third party revenue – continuing operations	50.8	72.7	97.4	48.9	59.3	99.1	15.2	443.4
Third party revenue – discontinued operations	-	-	-	-	-	-	72.9	72.9
Total third party revenue	**50.8**	**72.7**	**97.4**	**48.9**	**59.3**	**99.1**	**88.1**	**516.3**
Year to 31.12.05 (restated)								
Revenue	127.1	173.9	196.3	130.9	129.9	197.0	32.5	
Inter-segmental revenue	(2.7)	(7.2)	(6.4)	(1.2)	-	0.2	-	
Third party revenue – continuing operations	124.4	166.7	189.9	129.7	129.9	197.2	32.5	970.3
Third party revenue – discontinued operations	-	-	-	-	-	-	120.1	120.1
Total third party revenue	**124.4**	**166.7**	**189.9**	**129.7**	**129.9**	**197.2**	**152.6**	**1,090.4**
Result								
Half year to 30.6.06								
Result before joint ventures and associates	3.8	19.2	12.1	24.2	12.3	7.9	11.6	91.1
Share of post-tax results of joint ventures and associa	-	-	-	-	-	1.7	-	1.7
Operating profit from continuing operations	3.8	19.2	12.1	24.2	12.3	9.6	11.6	92.8
Profit on disposal of undertakings	-	-	-	-	-	-	(1.9)	(1.9)
Gain on revaluation of currency instruments	-	-	-	-	-	-	(10.7)	(10.7)
Amortisation of intangible assets on acquisition	-	0.8	1.3	(0.9)	0.4	-	-	1.6
Trading profit from continuing operations	3.8	20.0	13.4	23.3	12.7	9.6	(1.0)	81.8
Trading profit from discontinued operations	-	-	-	-	-	-	0.8	0.8
Total trading profit	3.8	20.0	13.4	23.3	12.7	9.6	(0.2)	82.6
Half year to 30.6.05 (restated)								
Result before joint ventures and associates	9.9	16.4	13.7	9.7	10.5	7.3	(14.2)	53.3
Share of post-tax results of joint ventures and associates	-	0.2	-	-	-	1.4	-	1.6
Operating profit from continuing operations	9.9	16.6	13.7	9.7	10.5	8.7	(14.2)	54.9
Loss on revaluation of currency instruments	-	-	-	-	-	-	13.7	13.7
Amortisation of intangible assets on acquisition	-	-	0.1	0.9	-	-	1.7	2.7
Trading profit from continuing operations	9.9	16.6	13.8	10.6	10.5	8.7	1.2	71.3
Trading profit from discontinued operations	-	-	-	-	-	-	3.4	3.4
Total trading profit	**9.9**	**16.6**	**13.8**	**10.6**	**10.5**	**8.7**	**4.6**	**74.7**
Year to 31.12.05 (restated)								
Result before joint ventures and associates	26.4	38.0	25.0	19.5	21.2	13.8	(10.0)	133.9
Share of post-tax results of joint ventures and associates	-	0.2	-	-	-	2.9	-	3.1
Operating profit from continuing operations	26.4	38.2	25.0	19.5	21.2	16.7	(10.0)	137.0
Loss on revaluation of currency instruments	-	-	-	-	-	-	16.1	16.1
Amortisation of intangible assets on acquisition	0.1	1.3	2.9	11.3	1.3	-	-	16.9
Trading profit from continuing operations	26.5	39.5	27.9	30.8	22.5	16.7	6.1	170.0
Trading profit from discontinued operations	-	-	-	-	-	-	7.7	7.7
Total trading profit	**26.5**	**39.5**	**27.9**	**30.8**	**22.5**	**16.7**	**13.8**	**177.7**

13

4. Finance income and expense

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Continuing operations			
Finance income:			
Bank interest	8.5	3.8	10.2
Other interest	0.8	0.7	0.4
Expected return on pension scheme assets	11.3	10.8	21.0
Total finance income	20.6	15.3	31.6

FSTA bid costs of £1.8m (30.6.05: £1.3m; 31.12.05: £2.5m) are included in "Other Activities".

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Finance expense:			
Interest on bank overdrafts and loans	(13.1)	(7.1)	(21.1)
Interest on obligations under finance leases	-	(1.9)	(0.9)
Interest on other borrowings	(0.3)	(0.8)	(0.6)
Interest on pension scheme liabilities	(11.0)	(10.2)	(20.0)
Total finance expense	(24.4)	(20.0)	(42.6)
Discontinued operations			
Finance income:			
Bank interest	0.1	-	0.3
Total finance income	0.1	-	0.3
Total			
Finance income:			
Bank interest	8.6	3.8	10.5
Other interest	0.8	0.7	0.4
Expected return on pension scheme assets	11.3	10.8	21.0
Total finance income	20.7	15.3	31.9
Finance expense:			
Interest on bank overdrafts and loans	(13.1)	(7.1)	(21.1)
Interest on obligations under finance leases	-	(1.9)	(0.9)
Interest on other borrowings	(0.3)	(0.8)	(0.6)
Interest on pension scheme liabilities	(11.0)	(10.2)	(20.0)
Total finance expense	(24.4)	(20.0)	(42.6)
Net finance expense	(3.7)	(4.7)	(10.7)

5. Earnings per share

Basic EPS

		Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Profit after taxation attributable to equity shareholders	£m	77.4	38.2	97.6
Weighted average number of shares	million	1,126.9	1,119.4	1,120.7
Basic EPS	pence	6.87	3.41	8.71

Fully diluted EPS

		Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Profit after taxation attributable to equity shareholders	£m	77.4	38.2	97.6
Weighted average number of shares	million	1,126.9	1,119.4	1,120.7
Effect of dilutive securities:				
Options		10.0	7.1	5.7
Long term incentive plans		1.2	1.7	-
Fully diluted number of shares	million	1,138.1	1,128.2	1,126.4
Fully diluted EPS	pence	6.80	3.39	8.66

Underlying EPS

£m		Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Profit after taxation attributable to equity shareholders		77.4	38.2	97.6
Profit on disposal of businesses (after tax)		(15.0)	-	(1.3)
(Gain)/loss on revaluation of currency instruments (after tax)		(7.5)	9.6	11.2
Amortisation of intangible assets arising on acquisition (after tax)		1.1	1.9	11.1
Underlying profit after taxation		56.0	49.7	118.6
Weighted average number of shares	million	1,126.9	1,119.4	1,120.7
Underlying EPS	pence	4.97	4.44	10.58

The tables above include results of both continuing and discontinued operations. The EPS arising from discontinued operations is shown in Note 11.

6. Taxation charge

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Continuing operations			
United Kingdom	13.4	5.1	20.5
Overseas	11.9	8.8	14.8
Tax on continuing operations	25.3	13.9	35.3
Tax on discontinued operations	0.1	1.0	5.5
Total tax charge for the period	25.4	14.9	40.8
Tax charge included in share of post-tax results of joint ventures and associates	0.7	0.6	1.6

7. Property, plant and equipment

Details of property, plant and equipment acquired and disposed of are as follows:

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Additions	28.1	17.2	38.6
Carrying amount of disposals	15.4	0.4	4.3
Proceeds of disposals	13.2	0.4	6.4

Commitments for the acquisition of property, plant and equipment are as follows:

£m	As at 30.6.06	As at 30.6.05	As at 31.12.05
Commitments	40.7	0.3	3.1

Capital commitments at 30 June 2006 mainly relate to aircraft for the Australian Coastwatch contract.

8. Contingent liabilities

There have been no changes in contingent liabilities since 31 December 2005.

9. Derivative financial instruments

£m	Cash flow hedge	Fair value hedge	Currency translation derivatives	Total
Movement in fair values				
Initial application of IAS 32 and 39	-	0.9	17.6	18.5
Fair value gain/(loss) in half year to 30 June 2005				
- Through income statement	-	0.8	(13.7)	(12.9)
- Through reserves	(2.1)	-	-	(2.1)
Fair value at 30 June 2005	(2.1)	1.7	3.9	3.5
Fair value gain/(loss) in half year to 31 December 2005				
- Through income statement	-	(4.2)	(2.4)	(6.6)
- Through reserves	3.8	-	-	3.8
Fair value at 31 December 2005	1.7	(2.5)	1.5	0.7
Fair value gain/(loss) in half year to 30 June 2006				
- Through income statement	-	(4.3)	10.7	6.4
- Through reserves	3.1	-	-	3.1
Fair value at 30 June 2006	4.8	(6.8)	12.2	10.2

Interest rate swaps are accounted for using hedge accounting. Movements in fair values are matched against the corresponding liabilities (fair value hedge through the income statement) or reflected in reserves (cash flow hedge through reserves) as appropriate.
Currency instruments are not accounted for using hedge accounting and movements in fair values are reflected in the income statement.

The fair values of the Group's currency and interest rate derivatives are established using valuation techniques, primarily discounting cash flows, based on assumptions that are supported by observable market prices or rates.

£m	Cash flow hedge	Fair value hedge	Currency translation derivatives	Total
Balance sheet analysis				
Derivative financial instruments – non-current assets	-	1.5	3.1	4.6
Derivative financial instruments – current assets	-	0.2	0.8	1.0
Derivative financial instruments – current liabilities	(0.4)	-	-	(0.4)
Derivative financial instruments – non-current liabilities	(1.7)	-	-	(1.7)
Fair value at 30 June 2005	(2.1)	1.7	3.9	3.5
Derivative financial instruments – non-current assets	1.3	-	3.2	4.5
Derivative financial instruments – current assets	0.4	-	1.3	1.7
Derivative financial instruments – current liabilities	-	(0.5)	(3.0)	(3.5)
Derivative financial instruments – non-current liabilities	-	(2.0)	-	(2.0)
Fair value at 31 December 2005	1.7	(2.5)	1.5	0.7
Derivative financial instruments – non-current assets	4.6	-	6.3	10.9
Derivative financial instruments – current assets	0.7	-	6.7	7.4
Derivative financial instruments – current liabilities	-	(0.6)	(0.8)	(1.4)
Derivative financial instruments – non-current liabilities	(0.5)	(6.2)	-	(6.7)
Fair value at 30 June 2006	4.8	(6.8)	12.2	10.2

10. Acquisitions of subsidiaries

The acquisitions during the half year to 30 June 2006 were as follows:

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired %	Cost of acquisition
New subsidiaries				
Aerodata Flight Inspection GmbH	Inspection and calibration of aircraft safety systems	13 February 2006	100%	€7.1m
domo Limited	Digital wireless video technology	14 June 2006	100%	£17.8m
Remaining minority interests in subsidiaries to obtain 100% holding				
Wavecall Communications Inc.	Satellite communications	9 June 2006	25%	US$2m
Flight Precision Limited	Inspection and calibration of aircraft safety systems	13 February 2006	49%	€4.5m

Components of the cost of acquisition of new subsidiaries:

£m	Total
Cash	13.8
Contingent consideration	8.7
Directly attributable acquisition costs	0.2
	22.7

As at 30 June 2006, fair values of assets and liabilities acquired are provisional and subject to potential subsequent adjustment.

A summary of the book values and fair value adjustments of the acquisitions is as follows:

£m	Fair value	Book value prior to acquisition
Non-current assets		
- Intangibles	8.8	0.2
- Property, plant and equipment	1.5	1.8
Current assets		
- Inventories	0.4	0.2
- Trade receivables	1.0	1.4
- Bank and cash balances	1.7	1.7
Current liabilities		
- Trade payables	(1.1)	(1.1)
- Corporation tax	(0.5)	(0.5)
Non-current liabilities		
- Deferred tax liability	(2.7)	-
Net assets acquired	9.1	3.7
Goodwill	13.6	
Total consideration	22.7	

Directly attributable acquisition costs included in the cost of acquisition are the direct legal and accounting costs incurred in developing the acquisition contracts and performing due diligence activities.

All intangible assets were recognised at their respective fair values. The residual excess of the total cost over the fair value of the net assets acquired is recognised as goodwill in the financial statements. Goodwill represents the premium paid in anticipation of future economic benefits from assets that are not capable of being separately identified and separately recognised.

Adjustments from book value to fair value include adjustments arising from the application of Group accounting policies, the recognition of intangible fixed assets under IFRS3 "Business Combinations" and fair value adjustments to property, plant and equipment and receivables.

The profit after tax since the date of acquisition was £0.1m. If the acquisitions had taken effect on 1 January 2006, Group total revenues would have been estimated at £519.7m and profit after tax £78.3m.

This information is not necessarily indicative of the results of operations that would have occurred had the operations been acquired at the start of the year, nor of future results of the combined operations.

11. Discontinued operations

On 8 March 2006 Wallop Defence Systems Limited was sold, completing the disposal of the Group's Countermeasures operations, which was initiated on 28 June 2005. At 31 December 2005 and at 30 June 2005 this operation was classified as held for sale and presented separately in the balance sheet. The results of this business are reported within discontinued operations in 2006, as in 2005.

For the half year to 30 June 2005 and year to 31 December 2005 discontinued operations also included the Group's other Countermeasures business, FR Countermeasures Inc, and the Cobham Fluid Systems products division, which were sold in the second half of 2005.

On 17 November 2005 the Group disposed of the Fluid and Air group. In addition to the businesses noted above, this was disclosed as a discontinued operation in the financial statements for the year ended 31 December 2005. Discontinued operations for the half year to 30 June 2005 have been restated to include revenue of £58.4m and profit after taxation of £2.0m of the Fluid and Air group.

The results of the discontinued operations as described above included in the consolidated income statements are as follows:

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Revenue	3.6	72.9	120.1
Expenses	(2.7)	(69.5)	(112.1)
Profit from discontinued operations before tax	0.9	3.4	8.0
Tax	(0.1)	(1.0)	(1.9)
Profit for the year after tax	0.8	2.4	6.1
Profit on disposal before tax	13.1	-	4.9
Tax on profit on disposal	-	-	(3.6)
Total profit after taxation from discontinued operations	**13.9**	**2.4**	**7.4**
Earnings per ordinary share of discontinued operations			
-Basic	1.23p	0.21p	0.66p
-Fully diluted	1.22p	0.21p	0.66p

12. Disposal of undertakings

As referred to in Note 11 above, on 8 March 2006, the Group disposed of Wallop Defence Systems Limited for £33.8m, resulting in a profit on disposal, reported within discontinued operations, of £13.0m. A further £0.1m of income has arisen from disposal costs provided in 2005 which are no longer required.

On 13 April 2006 the Group disposed of Precision Antennas Limited for £15.4m, on 19 May 2006 it sold Atlas Composites Limited for £0.6m and on 29 June 2006 it sold Slingsby Aviation Limited for £1.7m. These entities do not form a separate line of business for the Group and hence have been included within continuing operations. The net profit on disposal of £1.9m has been disclosed separately on the income statement under "Profit on disposal of undertakings".

13. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

During the period, Group entities entered into the following trading transactions with joint ventures and associate companies:

£m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Sale of goods	0.6	0.7	1.4
Purchase of goods	-	-	(0.2)
Amounts owed by related parties	-	0.1	0.1
Amounts owed to related parties	-	-	(0.1)
Dividends received	3.0	-	1.2
Management fees	-	-	(0.1)

Sales of goods to related parties were made at the Group's usual list prices for sales to non-related parties. Goods are bought on the basis of the price lists in force with non-related parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Transactions with key management personnel

During the period the Board gave its consent to the extension of Mr A Hannam's employment for a year beyond his contractual retirement date, 28 March 2006. Contributions to the Cobham Executive Pension Plan on Mr Hannam's behalf ceased on 28 March 2006. In lieu of this a one-off payment of £96,630 was made to a new Money Purchase arrangement. Limited life assurance cover is being provided for the duration of the contract extension.

14. Post balance sheet events

On 26 July 2006 the Group announced the disposal of Dräger Aerospace GmbH to B/E Aerospace, Inc for a total consideration of €64m, on a debt and cash free basis.

Independent review report to Cobham plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated interim balance sheet as at 30 June 2006 and the related consolidated interim statements of income, cash flows and recognised income and expense for the six months then ended and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The Interim Report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.

A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton
12 September 2006

Notes:

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	16:03 12-Sep-06
Number	8497I

RECEIVED

2006 SEP 18 P 2: 51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:8497I
Cobham PLC
12 September 2006

COBHAM PLC

PREFERENCE SHARE DIVIDEND

A committee of the board has approved the payment of a fixed cumulative
preferential dividend on the 6 per cent second cumulative preference shares of
£1 each in respect of the half year ended 31st December 2006 at the rate of 3p
per share. The dividend will be paid on 22nd December 2006 to shareholders on
the register at the close of business on 17th November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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